Contact

www.linkedin.com/in/
reyeschristopher (LinkedIn)
www.christopherreyes.com
(Personal)
www.se2m.com (Company)
www.ninjacat.com (Other)

Top Skills

Television

Film

New Media

Christopher Reyes

Artist / Composer / World Builder / XR

Memphis, Tennessee, United States

Summary

I create people projects - events, films, and community driven
experiences that ignite conversation, engage participation, connect
people, encourages placemaking, and authentic movements.

I have 30 years of professional New Media experience developing
interactive software, websites, and marketing campaigns; I've
produced films, music videos, and web series; I've established
events, festivals and community resources. I have collaborated
abroad, nationally, and locally.

Specialties: Experiential Design, Filmmaking, Brand Experience.
Artistically I am pursing music, soundscapes, XR and immersive
installations

Experience

BVO
Founder, World Builder
January 2024 - Present (6 months)
Memphis, TN

Building the next generation of immersive experiences.

BVO creates immersive entertainment experiences combining an adventure-
play labyrinth, fantastical stories, interactive games, community spaces,
special events, food and beverage, and more.

In its simplest form it's a playground where you can run, jump, climb, crawl,
and teleport to alternate universes. It's a choose your own adventure full of
discovery and wonder. Think Doctor Who meets Indiana Jones in a Willy
Wonka world of Magic, Science, and the Multiverse.

Ninjacat
Composer / Sound Design
January 1995 - Present (29 years 6 months)

Experiential artist / composer. Combining light, sound, and physical space.

Live From Memphis
Founder
January 2001 - Present (23 years 6 months)
Memphis, TN

Live From Memphis is entertainment, and marketing for a positive Memphis. LFM is dedicated to producing social experiences, content, and resources to inspire, engage, and enrich our cultural.

LFM produces a variety of projects that include an online magazine, television, multiple memphis centric websites, a ton of webisodes, live events, and various social engagement projects.

Launched in January of 2001, LFM has showcased Memphis through it's unique, original content, events, and online presence.

Duties:
Website Development, Creative, Design, Shooting, Editing, Sound Design, Photography

Community partners included:
MTV New Media, Red Bull, Camel, ArtsMemphis, City of Memphis, Convention & Visitors Bureau, Downtown Memphis Commission, Memphis & Shelby County Film & Television Commission, Metal Museum, Rock and Soul Museum, and many more.

Cat and Fish LLC
Co-Founder / Creative Director / Filmmaker / Experiential Design
January 2012 - January 2020 (8 years 1 month)
Memphis, TN

Cat and Fish is a boutique film production and marketing company. We specialize in storytelling through filmmaking, photography, and new media.

From commercials, marketing campaigns, and documentaries, to unique experiences, we produce, high-quality, thought-provoking projects for outstanding results.

http://www.catandfish.com

Duties: Brand Development, Creative, Experiential

Ninjacat Multimedia
Founder / Creative Director
1996 - 2001 (5 years)
Memphis, TN

A full service design group specializing in interactive development for corporate and entertainment.
Services Included: CDROM, EnhancedCD, Kiosk, and website development, training and educational tools, promotional videos, and broadcast commercials.

Duties Included: Company branding and creative direction. Project creative, management and production. Film direction, shooting, editing, sound design, and interactive.

Clients included: BBDO, Fedex, Texaco Racing, Shell Chemicals, International Paper, Crayola, Havoline, Viking Range, CMI, CMG, Forefront Records, Sparo Records, Ardent Studios/Media.

Ardent Media
Senior Creative Director
1993 - 1996 (3 years)
Memphis, TN

A startup interactive record label that developed a proprietary software and process to create an entertainment product called AVCD (Audio Visual Compact Disc). A red book audio CD that contained yellow book data. Later these types of interactive CDs become known in the industry as Enhanced CD, CD+, or E-CD.

Duties: Company branding and marketing materials. Enhanced CD and Website development. Design, film and music video production.

Clients and partnerships included: Phillips Interactive, Lucas Arts, Polygram, EMI, CMG, Acclaim Entertainment.

Education

Memphis College of Art

Bachelor of Fine Arts - BFA, Design · (1988 - 1993)